ICEWEB, INC.
                              205 Van Buren Street
                                    Suite 420
                             Herndon, Virginia 20170

                                                          telephone 703-984-8000

                                     CORRESP

                                                   July 29, 2005

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Attention:  Steven Jacobs, Accounting Branch Chief Mail Stop 4561
                     Rachel Zablow, Staff Accountant

         Re:         IceWEB, Inc. (the "Company")
                     Form 10-KSB for the year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 Form 10-QSB for the quarter ended March 31, 2005 File No. 0-27865

Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment dated July 28, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004
-------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 10-Acquisitions, page 28
-----------------------------

1. The value of Research and development costs acquired from DevElements or Iplicity, as discussed in regards to SFAS 2 paragraph 11(a) and 11(c), showed that the software code acquired had no alternative future uses and therefore no separate economic value.

2. With respect to the acquisition of DevElements, the acquisition was an asset purchase which included one discernable software platform resulting in the capitalization of software intangibles in the amount of $65,500. Upon reviewing the acquisition of Iplicity, there were no assignable software assets. Therefore, no additional capitalization was possible. The primary value from both companies relates to the value of an assembled work force and ongoing revenue flow from customer relationships and the inherent goodwill of past successes. Paragraph 39 of SFAS 141 states, "an assembled workforce shall not be recognized as an intangible asset apart from goodwill".

Form 10-QSB for the quarter ended March 31, 2005
------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 3 - Stockholders' Equity, page 7
-------------------------------------

We used the Black Scholes model to calculate the value of the detachable stock warrants issued in conjunction with the preferred stock issue in the last quarter. The value was considered insignificant and therefore no dividend was recorded. We discussed recording this nominal value in the present quarter. There is however a "Beneficial Conversion Feature" which will require the restatement of the March 31, 2005 10-QSB. This was already disclosed in the SB-2 filing and will result in a constructive dividend in the amount of $1,000,000 which is the difference between the share price of the converted preferred to common and the market price of the common stock at the date of the transaction. Accordingly, earnings per share will be restated from (.06) dollars per share to (.24) dollars per share.

In connection with our responses, we acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any additional comments, we will happily respond to them. Feel free to call us at any time.

                                        Sincerely,

                                        /s/ John R. Signorello
                                        John R. Signorello
                                        Chairman and CEO


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